CHAPMAN AND CUTLER LLP                                    111 WEST MONROE STREET
                                                         CHICAGO, ILLINOIS 60603

                               February 4, 2019



Sally Samuel
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review and Accounting Office
100 F Street, N.E.
Washington, D.C. 20549


      Re:                           FT 7833
              Balanced Income Equity and ETF Portfolio, Series 35
                                 (the "Trust")
                     CIK No. 1759283 File No. 333- 228947
          ----------------------------------------------------------



Dear Ms. Samuel:

      We received your comment regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comment.

COMMENT

Portfolio
---------

      1. IN THE SECOND PARAGRAPH UNDER "OBJECTIVES," PLEASE DISCLOSE THE TYPES OF FIXED-INCOME SECURITIES IN WHICH THE ETFS WILL INVEST AND ADD ANY APPLICABLE RISKS.

      Response: The disclosure will be revised to state that the fixed-income securities held by the ETFs include corporate and government bonds. Relevant risks will be included.

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 835-3721.

                                       Very truly yours,

                                       CHAPMAN AND CUTLER LLP


                                       By   /s/ Daniel J. Fallon
                                          ----------------------
                                          Daniel J. Fallon